Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Outlook Therapeutics, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-211362, 333-216081, 333-223064, 333-229685 and 333-234024) on Form S-8, (Nos. 333-223063 and 333-231922) on Form S-3 and (Nos. 333-209011, 333-212351, 333-216610, 333-229761 and 333-230791) on Form S-1 of Outlook Therapeutics, Inc. of our report dated December 19, 2019, with respect to the consolidated balance sheets of Outlook Therapeutics, Inc. as of September 30, 2019 and 2018, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended and related notes (collectively, the consolidated financial statements), which report appears in the September 30, 2019 annual report on Form 10-K of Outlook Therapeutics, Inc.

Our report dated December 19, 2019 contains an explanatory paragraph that states that Outlook Therapeutics, Inc. has incurred recurring losses and negative cash flows from operations and has a stockholders’ deficit of $16.1 million, $6.7 million of convertible senior secured notes that become due on December 22, 2019, $3.6 million of unsecured indebtedness due on demand and $1.0 million of unsecured indebtedness also due on demand, but subject to a forbearance agreement through March 2020, that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
December 19, 2019